UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

Robinson Companies

Retirement Plan

Financial Statements as of and for the

Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of December 31, 2010,

and Report of Independent Registered Public Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of:

Robinson Companies Retirement Plan

Eden Prairie, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan changed its method of presenting participant loans during the year ended December 31, 2010.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 28, 2011

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Non-interest-bearing cash	$—	$16,682
Participant-directed investments — at fair value	420,350,099	333,844,638
Notes receivable from participants	11,961,567	9,778,555
Contributions receivable — employer	14,319,564	10,021,549

Total assets	446,631,230	353,661,424

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	446,631,230	353,661,424

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(108,856)	(290)

NET ASSETS AVAILABLE FOR BENEFITS	$446,522,374	$353,661,134

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$28,962,336	$24,141,407
Participant	21,518,334	20,969,915
Rollover	968,995	817,733
Net realized and unrealized appreciation in fair value of investments (Note 3)	60,782,029	62,778,140
Interest and dividend income	1,875,329	2,421,995

Total additions	114,107,023	111,129,190

DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	20,966,150	19,811,094
Administrative fees	279,633	108,275

Total deductions	21,245,783	19,919,369

NET INCREASE	92,861,240	91,209,821

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	353,661,134	262,451,313

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$446,522,374	$353,661,134

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company” or “CHRW”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company.

Contributions — Participants may contribute up to 50% of their pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which was $16,500 for 2010 and 2009. The Company makes both a discretionary profit-sharing contribution and an employer matching contribution. The board of directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2010 and 2009. The Company made matching contributions to the Plan of $14.6 million in 2010 and $14.1 million in 2009.

The profit-sharing amount was equal to 4% and 3% of total recognized compensation of eligible participants for 2010 and 2009, respectively. The Company added $14.3 million to the Plan as part of profit sharing in 2010, and $10.0 million in 2009.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participant balances, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below.

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit-Sharing Account Will be

Less than 1 year	—%
More than 1, but less than 2 years	20
More than 2, but less than 3 years	40
More than 3, but less than 4 years	60
More than 4, but less than 5 years	80
5 years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $100,256 and $338,103, respectively. These accounts may be used to reduce future employer contributions and pay the Plan expenses. During the years ended December 31, 2010 and 2009, employer contributions were reduced by $432,798 and $218,758, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, retirement, reaching age 59-1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 14 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

In accordance with accounting principles generally accepted in the United States of America (GAAP), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

New Accounting Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010 for all periods presented. The adoption did not have a material effect on the Plan’s financial statements.

Subsequent Events — There were no subsequent events to report for the Plan.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2010 and 2009.

	2010
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock — CHRW common stock	$73,411,978	$—	$—	$73,411,978

Mutual funds:
Domestic stock funds	99,767,605	54,896,400		154,664,005
Balanced funds	21,881,175			21,881,175
International stock fund	58,579,326			58,579,326
Self-directed accounts	16,397,066			16,397,066
All Asset fund	3,124,719			3,124,719
Life cycle funds	51,373,151			51,373,151

Total mutual funds	251,123,042	54,896,400	—	306,019,442

Stable value fund	40,918,679			40,918,679

Total	$365,453,699	$54,896,400	$—	$420,350,099

	2009
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock — CHRW common stock	$51,494,143	$—	$—	$51,494,143

Mutual funds:
Domestic stock funds	77,078,373	46,422,293		123,500,666
Balanced funds	19,746,282			19,746,282
International stock fund	51,781,190			51,781,190
Self-directed accounts	13,208,747			13,208,747
Life cycle funds	34,204,868			34,204,868

Total mutual funds	196,019,460	46,422,293	—	242,441,753

Stable value fund	39,908,742			39,908,742

Total	$287,422,345	$46,422,293	$—	$333,844,638

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
Common Stock—C.H. Robinson Worldwide, Inc. common stock	$73,411,978	$51,494,143
MFS Inst. International Equity Fund	58,579,326	51,781,190
Wells Fargo Equity Index G	54,896,400	46,422,293
Riversource Trust Income Fund II	40,809,823	39,908,742
John Hancock Mid-Cap Fund (Formerly Boston Partners)	40,078,503	32,814,730
American Beacon Small Cap Value Fund	31,677,361	23,971,900
BlackRock LifePath 2040 Porfolio Instl	26,119,767	20,231,262

The RiverSource Trust Income Fund II is shown at contract value for 2010 and 2009 above as the 5% is based on statements of net assets available for benefits, which are presented at contract value.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Common collective trusts:
RiverSource Trust Income Fund II*	$556,061	$703,660
RiverSource Trust Core Balanced Fund II*	2,358,586	3,533,836
Wells Fargo Equity Index G	7,222,558	9,833,019
Registered investment companies:
MFS Institutional International Equity Fund	5,175,064	12,169,623
Tamarack Mid Cap Growth Fund		1,390,319
Times Square Mid Cap Growth	2,273,037	1,174,977
Blackrock Small Cap Growth Fund	2,372,475	2,376,499
John Hancock Disciplined Value Mid Cap I	7,561,224	9,373,399
American Beacon Small Cap Value Fund	6,425,515	5,460,366
Hotchkis & Wiley Small Cap Value Fund		2,937,172
PIMCO All Asset	(3,817)
Barclays Global Inv LP 2010 Port I		(9,416)
BlackRock LifePath 2020 Portfolio Instl	479,204	549,401
BlackRock LifePath 2030 Portfolio Instl	726,890	966,311
BlackRock LifePath 2040 Portfolio Instl	2,598,568	4,299,801
BlackRock LifePath 2050 Portfolio Instl	845,312	65,309
Black Rock LifePath Ret Portfolio Instl	240,542	286,944
Self-directed account	1,529,818	2,731,546
Common stock — C.H. Robinson Worldwide, Inc. common stock*	20,420,992	4,935,374

Net appreciation in fair value of investments	$60,782,029	$62,778,140

*	Known party-in-interest.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest.

The Plan also holds 894,413 shares and 850,129 shares in the Company’s common stock as of December 31, 2010 and 2009, respectively. In addition, the Plan recorded $1,145,730 and $795,800 in dividend income from the investment in the Company’s common stock as of December 31, 2010 and 2009, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2010 that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2010 and 2009, the following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009
Total net assets available for benefits per the financial statements	$446,522,374	$353,661,134
Deemed distributed loans	(4,210)	(7,475)

Total net assets available for benefits per the Form 5500	$446,518,164	$353,653,659

For the year ended December 31, 2010, the following is a reconciliation of net income per the financial statements to Form 5500:

Total net income per the financial statements	$92,861,240
Deemed distributed loans	3,265

Total net income per the Form 5500	$92,864,505

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN

EIN #41-0680048

Plan #001

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Description	Current Value
Common collective trusts:
RiverSource Trust Income Fund II*	$40,918,679
RiverSource Trust Core Balanced Fund II*	21,881,175
Wells Fargo Equity Index G	54,896,400
Registered investment companies:
American Beacon Small Cap Value Fund	31,677,361
Blackrock Small Cap Growth Fund	12,658,660
Times Square Mid Cap Growth Fund	15,353,081
MFS Institutional International Equity Fund	58,579,326
John Hancock Mid-Cap Fund	40,078,503
Pimco All Asset Fund	3,124,719
BlackRock LifePath 2020 Portfolio Instl	5,346,664
BlackRock LifePath 2030 Portfolio Instl	8,433,365
BlackRock LifePath 2040 Portfolio Instl	26,119,767
BlackRock LifePath 2050 Portfolio Instl	7,964,579
Black Rock LifePath Ret Portfolio Instl	3,508,776
Common stock — C.H. Robinson Worldwide, Inc. common stock*	73,411,978
Self-directed account	16,397,066
Participant loans* (interest rates range from 4% to 8.5% and maturity dates range from 2011 to 2017)**	11,957,357

TOTAL	$432,307,456

*	Known party-in-interest.
**	Net of $4,210 in deemed loan distributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/S/ TROY A. RENNER
Troy A. Renner
Treasurer

Date: June 28, 2011